

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 16, 2017

Terry Wang
Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District, Beijing, the People's Republic of China

> **Re:** **21Vianet Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 001-35126**

Dear Mr. Wang:

We have reviewed your August 4, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2017 letter.

Item 3. Key Information

A. Selected Financial Data, page 3

1. We continue to evaluate your response to prior comment 1 regarding your bad debt allowances provided for trade receivables and have the following comments. Provide us with the amounts of revenue you recognized from the two state-owned enterprise customers during fiscal 2016 and the most recent interim period. Confirm that you are not transacting with these customers subsequent to writing-off their receivable balances. Clarify why the receivables were deemed uncollectible while you identify these customers as "large and reputable and would generally not default on payments." Indicate why you believe revenue recognition was appropriate for these customers when revenue was recognized and how you determined that collection was probable at that time. Tell us

more about recent events such as loss of customers and the "clean-up" of long-aging receivables as mentioned in your earnings call on May 26, 2017. Indicate how you plan to provide disclosures in your future filings that address these events or trends, if material.

2.   In your response to prior comment 1, you mentioned that RMB 37.9 million of bad debt allowance was provided for your loan receivable from a related party. Please provide corresponding disclosure in your future filings pursuant to ASC 850-10-50, if a material receivable balance from this party remains outstanding. Tell us how you assessed the recoverability of the remaining receivables from this party as of December 31, 2016, if any.

Discussion of Non-GAAP Financial Measures, page 5

3.   Similarly to your response to prior comments 2, please ensure the reconciliations with the most directly comparable GAAP measures are provided for your segment Adjusted EBITDA in your future earnings releases. Refer to Item 100(a) of Regulation G.

4.   We note your response to prior comment 3. Please ensure in your future earnings releases that the tax effect of your non-GAAP adjustments is disclosed as a separate reconciling item. Disclose in future filings and in earnings releases how you determined the income tax effects. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 84

5.   Tell us whether your MNS reporting unit was at risk of failing step 1 and the percentage by which its estimated fair value exceeded its carrying value as of October 1 and December 31, 2016, respectively. Please tell us whether you conducted a more recent impairment assessment. In this regard, indicate whether the sustained decrease in your market capitalization and continued losses in your MNS reporting unit have triggered an impairment test. If not, explain in detail why you believe a triggering event has not occurred. Refer to ASC 350-20-35-30. Further, consider adding disclosures to future filings if goodwill impairment charge could occur if the market capitalization and MNS's results do not improve. In addition, to the extent any reporting unit is at risk of failing step 1, ensure your future filings disclose the following:
    • The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;

- How the key assumptions were determined and the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if true, disclose that material goodwill does not exist at reporting units that are at risk of failing step 1 or that no reporting units are at risk.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief/
Office of Information Technologies
and Services